EX-19.1

Insider Trading Policy

1

Purpose

This Insider Trading Policy (the “Policy”) describes the standards of The Boston Beer Company, Inc. (the “Company”, “we” or “us”) related to the trading of our stock (NYSE: SAM) by our directors, officers, and coworkers.

The penalties for violations of insider trading laws can be severe. We have adopted this Policy to avoid any such violations or even the appearance of improper conduct. Given the severity of the potential penalties, compliance with this Policy is mandatory, and therefore violations may, in addition to criminal and/or civil prosecution, be subject to Company-imposed discipline. The Company reserves the right to amend this Policy at any time.

2

Key Definitions

a.
“Material Non-Public Information” or “MNPI” means data relating to the Company that has not been made public but could have a material impact on our stock price. Some examples of MNPI include: (i) drafts of Company earnings reports before release to the public; (ii) sales data and depletions reports on the overall performance of the Company before release to the public; (iii) other full-Company information such as projections, forecasts, shipments, demand, profits, losses, or EPS before release to the public; and (iv) significant pending events that have not yet been disclosed to the public such as mergers, acquisitions, write-downs, changes in credit ratings, or cybersecurity breaches.

b.
The “Compliance Officer” means the individual coworker at the Company responsible for oversight, communication, interpretation, and training for this Policy, as well as the maintenance of a list of Company Insiders and an annual calendar of Open Trading Windows and Blackout Periods. As of the publication of this Policy, the Compliance Officer is Associate General Counsel & Corporate Secretary Michael G. Andrews. In his absence, Chief

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

Legal Officer & General Counsel Tara L. Heath will assume the responsibilities of the Compliance Officer.

c.
“Insiders” means all Company directors and officers, plus any coworkers who are regularly in possession of MNPI. The Compliance Officer will identify coworkers who are deemed to be Insiders, notify those Insiders as such, send regular reminders to them regarding compliance, and maintain an up-to-date list of Company Insiders.
d.
“Open Trading Windows” means periods of time when Insiders are permitted to trade Company stock if they are not in possession of MNPI. The Compliance Officer shall maintain and distribute an annual Open Trading Windows calendar. “Blackout Periods” mean periods of time outside of the Open Trading Windows when Insiders are prohibited from trading Company stock.

e.
A “trade” means the sale, purchase, net withhold, and/or gift of Company stock, and/or the exercise of Company stock options.

f.
“Cooling-Off Period” means: (i) for Insiders, 90 days after adoption or modification of an Approved 10b5-1 Plan or, if later, two business days after the Company files its Form 10-Q or Form 10-K covering the fiscal quarter in which the Approved 10b5-1 Plan was adopted, and (ii) for all coworkers other than Insiders, 30 days after the adoption or modification of an Approved 10b5-1 Plan.

3

Trading Restrictions Applicable to Everyone

The following section is applicable to all directors, officers, and coworkers, collectively referred to within this section as “everyone.”

A. Prohibition on Insider Trading. Everyone with MNPI is prohibited from trading in Company stock or taking any other action to take advantage of that information. Insiders are advised that this prohibition applies during Open Trading Windows.

i.
If you are unsure whether information you possess constitutes MNPI, please consult the Compliance Officer.
ii.
It is everyone’s responsibility to ensure that their “Related Persons” and “Related Entities” comply with this prohibition. A “Related Person” is: (a) a member of their family living in their household

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

(including minors who are away at school); and/or (b) any unrelated person who shares their household. A “Related Entity” is any entity (such as a corporation, trust, etc.) over which they exercise control.
iii.
This Policy also applies to MNPI relating to other companies, including our customers, suppliers, and/or competitors, obtained in the course of employment.
iv.
Exceptions: The following trades of Company stock are excepted from this prohibition: (a) purchasing Company stock through the Company’s Employee Equity Incentive Plan; and (b) exercising then holding stock options granted through a Company stock plan.

B. Prohibition on Tipping. Everyone is also prohibited from sharing MNPI with others or from recommending to others to purchase, sell, or hold Company stock while in possession of MNPI.

C. Discouraged Transactions. Because we believe short-term and speculative transactions involving Company stock can give the appearance of impropriety, it is our policy that everyone is strongly discouraged from engaging in any of the following activities:

i.
Short-term trading of Company stock. Everyone who purchases Company stock is discouraged from selling that stock for at least six months after the purchase. However, the Policy does not restrict: (a) the exercise of stock options and the immediate sale of the stock; or (b) the sale of shares to pay withholding taxes on the vesting of grants of restricted stock.
ii.
Short sales of Company stock. A “short sale” is the sale of stock that is not owned by the seller, or that the seller has borrowed.
iii.
Buying or selling put or call options on Company stock. A “put” is an option contract giving the owner the right, but not the obligation, to sell a specified number of shares of an underlying stock at a set price on or before the option’s expiration date. A “call” is an option contract giving the holder the right, but not the obligation, to purchase a specified number of shares of an underlying stock at a specified strike price on or before the option's expiration date.
iv.
Purchases of Company stock on margin. Purchasing “on margin” means borrowing money from a broker to purchase stock.

Any profits made or losses avoided pursuant to these types of transactions could, with twenty-twenty hindsight, be portrayed as having been based on MPNI.

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

4

Trading Restrictions Applicable to Insiders

The following section is applicable to Insiders. For the avoidance of doubt, this includes all directors, officers, and those other coworkers who have been identified by the Compliance Officer as Insiders.

A.
Prohibition on Trading During a Blackout Period. Insiders are prohibited from trading in Company stock during Blackout Periods, except via an Approved 10b5-1 Plan as outlined in Section 5 below.
B.
Prohibition on Hedging and Pledging. Insiders are prohibited from hedging or pledging Company stock. “Hedging” means investing to reduce the risk of adverse price movements in a stock. A hedge typically consists of taking an offsetting position in a stock, such as a futures contract. “Pledging” means offering stocks to a lender as collateral for a loan and includes holding Company stock in a margin account.
C.
Permissible Trading During Open Trading Windows. At the outset of each fiscal year, the Compliance Officer will establish a calendar of Open Trading Windows, during which time Insiders are permitted to trade Company stock if they are not in possession of MNPI at the time of the transaction. The Open Trading Windows will commence on the third business day following the Company’s public announcement of its quarterly or annual financial results, and last for a period of ten (10) trading days. There will generally be four (4) Open Trading Windows each fiscal year. Periods of time that fall outside of these Open Trading Windows are Blackout Periods. From time to time, MNPI regarding the Company may be pending and not publicly disclosed during Open Trading Windows. While such MNPI is pending, the Compliance Officer may impose “Special Blackout Periods,” during which time certain Insiders may be prohibited from trading in Company stock. If the Compliance Officer imposes a Special Blackout Period, they will notify the affected Insiders.
D.
Pre-Clearance of Transactions. Because they may possess MNPI on a regular basis, even during Open Trading Windows, Directors and Officers of the Company are strongly encouraged, but not required, to pre-clear transactions of Company stock with the Compliance Officer.

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

5

Approved 10b5-1 Plans

Blackout Period trading restrictions for Insiders do not apply to trades made pursuant to a pre-approved written plan, contract, instruction, or arrangement under Rule 10b5-1 of the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan"). Everyone may utilize an Approved 10b5-1 Plan, but all such plans must comply with the requirements set forth below.

A.
Plan Requirements. In order to permit trading of Company stock during a Blackout Period, Approved 10b5-1 Plans, and any amendments thereto must:
i.
have been executed and entered into by the coworker in good faith, and continue to be operated in good faith for the term of the Plan;
ii.
include an appropriate Cooling-Off Period and, for Insiders, a certification that: (A) the Insider is not in possession of MNPI at the time of entering into the Plan and (B) the Insider is adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
iii.
have been reviewed, approved, and executed by the Compliance Officer prior to the coworker entering into the Plan or an amendment to the Plan;
iv.
have been entered into during an Open Trading Window when the coworker is not in possession of MNPI;
v.
provide a third party broker explicit directions regarding the number of Company shares to be purchased or sold, the prices and/or dates of transactions, and/or other formulas describing such transactions;
vi.
contemplate trades no further than two (2) years from the date of approval;
vii.
not direct the sale of disproportionately large amounts of shares at the beginning of the plan term;
viii.
use the Company’s selected broker, unless permission is granted by the Compliance Officer to use a different broker; and
ix.
use a Company-approved Rule 10b5-1 plan form.

For clarity, 10b5-1 Plans entered into prior to February 27, 2023 will not be required to be amended to comply with the extended Cooling-Off Period requirements outlined above, however, if such a Plan is modified on or after February 27, 2023, to change the amount, price, or timing of trades, it will need to comply with the appropriate cooling-off period requirements.

B.
Additional Restrictions on Approved 10b-1 Plans. The following additional restrictions apply to the use of Approved 10b5-1 Plans.

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

(i)
Overlapping plans. Coworkers are prohibited from having overlapping Rule 10b5-1 plans outstanding at any time, except in the case of special circumstances previously approved by the Compliance Officer, such as the sale of shares to pay withholding taxes on the vesting of grants of restricted stock.

(ii)
Trades outside of the plan. Once an Approved 10b5-1 Plan is established, transactions outside of that plan are discouraged and must be pre-approved by the Compliance Officer.

(iii)
Single-Trade Plans. 10b5-1 Plans that are designed to effectuate the purchase or sale of the total amount of Company stock as a single transaction are discouraged and must be pre-approved by the Compliance Officer. In any case, a coworker may not enter into more than one single trade plan within any consecutive 12-month period.
(iv)
Modifications, terminations, and suspensions. Once an Approved 10b5-1 Plan is established, modifications, terminations, and/or suspensions are prohibited other than when the coworker does not possess MNPI and, for Insiders, during Open Trading Windows, and then only if pre-approved by the Compliance Officer. Any such modifications will be subject to a Cooling-Off Period after the modification before transactions can be reinstated.

(v)
Disclosure of Insider 10b5-1 Plans. Insiders are advised that the adoption, modification, termination, and/or suspension of an Approved Rule 10b5-1 Plan by a Director or Officer will be disclosed publicly through Form 10-K and Form 10-Q filings with the SEC. Accordingly, Insiders shall promptly provide the Compliance Officer with executed copies of all plans, modifications, terminations, and suspensions.

(vi)
Disclosure of Insider Non-10b5-1 Plans. Insiders are advised that the adoption, modification, or termination of a Non-10b5-1 Plan (as defined below) will be disclosed publicly through Form 10-K and Form 10-Q filings with the SEC. Accordingly, Insiders shall promptly provide the Compliance Officer with executed copies of all such plans, modifications, and terminations. A “Non-10b5-1 Plan” means a trading arrangement, other than a 10b5-1 Plan, where the Insider adopted a written agreement for trading of Company stock and the trading arrangement (A) specifies the amount of securities to be purchased or sold and the price at which

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000

and the date on which the securities are to be subsequently purchased or sold, (B) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which the securities are to be purchased or sold, or (C) does not permit the Insider to exercise any subsequent influence over how, when or whether to effect purchases or sales, provided, in addition, that any other person who, pursuant to the trading arrangement does exercise such influence must not be aware of MNPI when doing so. All Non-10b5-1 Plans must be preapproved by the Compliance Officer.

6

Affiliate Disclosure Obligations

Section 16 of the Securities Exchange Act imposes reporting requirements and other obligations on directors and officers who trade in Company stock. All such trades must be disclosed to the SEC via Section 16 filings within two (2) business days of such transaction, including disclosing whether the trade was made pursuant to a Rule 10b5-1 Plan. It is the director’s or officer’s responsibility to immediately inform the Compliance Officer of any trades involving Company stock. Such responsibility may be assigned to a broker. The Company’s designated broker will generally notify the Compliance Officer of any such trades.

7

Certification and Acknowledgement

I acknowledge that I have read the terms of the Company’s Insider Trading Policy and agree to comply with the terms of such Policy, as it may be amended from time to time.

__________________________ _________________________

Signature Date

__________________________

Print Name

*	Adoption Date: March 1, 2015 Last Amended: February 9, 2023 Business Owner: Compliance Officer Department Responsible for Compliance: Legal Next Required Review Date: February 9, 2026

THE BOSTON BEER COMPANY

One Design Center Place, Suite 850, Boston, MA 02210 | 617-368-5000